UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 20, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Signet Jewelers Limited

File No. 001-32349 CF#36110

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Signet Jewelers Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on March 14, 2018.

Based on representations by Signet Jewelers Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through June 29, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary